UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K/A

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ To _____

Commission file number 1-44



ARCHER-DANIELS-MIDLAND COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

> ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
> ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal
executive office:

> Archer-Daniels-Midland Company
> 4666 Faries Parkway
> PO Box 1470
> Decatur, Illinois 62525

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 11-K/A (this "Amendment") to our Annual Report on Form 11-K for the year ended December 31, 2013 (the "Original Annual Report") for the sole purpose of filing a revised consent of independent registered public accounting firm as Exhibit 23.

Except as described above, we have not modified or updated other disclosures presented in the Original Annual Report. This Amendment does not amend, update or change the financial statements or any other disclosures in the Original Annual Report and does not reflect events occurring after the filing of the Original Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Ray G. Young

Ray G. Young
Senior Vice President and
 Chief Financial Officer

Dated: July 1, 2014

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42612 dated July 31, 2000, as amended by Post-Effective Amendment No. 1 dated August 8, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (formerly ADM 401(k) Plan for Salaried Employees) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (formerly ADM 401(k) Plan for Hourly Employees) and the Registration Statements (Form S-8 No. 333-75073 dated March 26, 1999, and Form S-8 No. 333-37690 dated May 24, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (as successor in interest to the ADM Employee Stock Ownership Plan for Salaried Employees) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (as successor in interest to the ADM Employee Stock Ownership Plan for Hourly Employees) of our report dated June 27, 2014, with respect to the financial statements and schedules of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

/s/ Ernst & Young LLP
Ernst & Young LLP

St. Louis, MO
June 27, 2014